                                                                   EXHIBIT 12(a)

                           BANK OF BOSTON CORPORATION
         COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

                        (Excluding Interest on Deposits)

The Corporation's ratios of earnings to fixed charges (excluding interest on deposits) for the five years ended December 31, 1994 were as follows:


                                                             Years Ended December 31,
                                          --------------------------------------------------------
(Dollars in thousands)
                                             1994       1993       1992        1991        1990
                                          ----------  ---------  ---------  ----------  ----------
Net  income (loss)                        $  435,362  $299,026   $278,881   $(113,155)  $(468,248)
Extraordinary items, net of tax                6,535              (72,968)     (7,758)    (43,649)
Cumulative effect of changes
  in accounting principles, net of tax                 (24,203)
Income tax expense (benefit)                 349,414   214,683    152,781     (57,990)      2,579
                                          ----------  --------   --------   ---------   ---------
    Pretax earnings (loss)                   791,311   489,506    358,694    (178,903)   (509,318)
                                          ----------  --------   --------   ---------   ---------

Fixed charges:
    Portion of rental expense
     (net of sublease
     rental income) which
     approximates the
     interest factor                          26,713    27,063     28,159       30,370      38,747

Interest on borrowed funds                   997,601   377,874     44,908      361,510     592,028
                                          ----------  --------   --------    ---------   ---------

        Total fixed charges                1,024,314   404,937    373,067      391,880     630,775
                                          ----------  --------   --------    ---------   ---------

Earnings (for ratio calculation)          $1,815,625  $894,443   $731,761    $ 212,977   $ 121,457
                                          ==========  ========   ========    =========   =========

        Total fixed charges               $1,024,314  $404,937   $373,067    $ 391,880   $ 630,775
                                          ==========  ========   ========    =========   =========
Ratio of earnings to fixed
  charges                                       1.77      2.21       1.96          .54         .19
                                                ====      ====       ====          ===         ===

For purposes of computing the consolidated ratio of earnings to fixed charges, "earnings" represent income (loss) before extraordinary items and cumulative effect of changes in accounting principles plus applicable income taxes and fixed charges. "Fixed charges" include gross interest expense (excluding interest on deposits) and the proportion deemed representative of the interest factor of rent expense, net of income from subleases. Ratios for the periods presented reflect the reclassification of Brazilian gains and losses, more fully discussed in Note 25 to the Financial Statements contained in the Corporation's 1994 Annual Report to Stockholders.